Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of C&J Energy Services, Inc.:

We consent to the use of our reports dated February 27, 2019, with respect to the consolidated balance sheets of C&J Energy Services, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018 and 2017 (Successor), and for the year end December 31, 2016 (Predecessor), and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Houston, Texas

July 15, 2019